Exhibit 1

AUDIOCODES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 14, 2009

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

        NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Monday, December 14, 2009 at 11:00 a.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To reelect Shabtai Adlersberg as a Class III director;

(2)	To reelect Doron Nevo as an outside director for an additional term of three years;

(3)	To authorize the Chairman of the Board of Directors to serve as Chief Executive Officer of the Company for up to three years following the Meeting;

(4)	To adopt a new employment agreement for Shabtai Adlersberg as Chief Executive Officer;

(5)	Subject to approval of Proposal No. 2, to approve the grant to Doron Nevo of options to purchase Ordinary Shares of the Company;

(6)	To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and

(7)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2008.

The foregoing items of business are more fully described in the Proxy Statement that will be mailed to the shareholders on or about November 12, 2009. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000.

Each member of The Tel-Aviv Stock Exchange Ltd. (a “Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date (as defined below).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on November 10, 2009 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, a special majority vote will be required for approval of Proposals Nos. 2 and 3. In order to approve the reelection of Doron Nevo as an outside directors in Proposal No. 2, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. In order to authorize the Chairman of the Board of Directors to serve as Chief Executive Officer of the Company, for up to three years following the Meeting in Proposal No. 3, the affirmative vote of the Ordinary Shares must either include at least two-thirds of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than December 13, 2009.

FOR THE BOARD OF DIRECTORS

Shabtai Adlersberg
Chairman of the Board

Lod, Israel
November 11, 2009

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 14, 2009

        The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Monday, December 14, 2009 at 11:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel. The telephone number at that address is +972-3-976-4000.

        These proxy solicitation materials were mailed on or about November 12, 2009 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01 (the “Ordinary Shares”), of the Company at the close of business on November 10, 2009 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

        On the Record Date, 47,661,155 Ordinary Shares were issued, of which 40,269,194 Ordinary Shares were outstanding and 7,392,356 Ordinary Shares were held in treasury.

Revocability of Proxies

        A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

PROPOSAL ONE
REELECTION OF SHABTAI ADLERSBERG AS A CLASS III DIRECTOR

Background

        The Company’s Board of Directors currently has five directors, including three outside directors within the meaning of Israel’s Companies Law (the “Companies Law”). The Company’s Articles of Association provide for a classified Board of Directors with the Company’s directors (other than its outside directors) being divided into Class I, Class II and Class III directors.

        There is a vacancy on the Board of Directors as there is currently no Class I director. Joseph Tenne serves as a Class II director and his term is scheduled to expire at the 2011 Annual General Meeting of Shareholders. Shabtai Adlersberg serves as a Class III director. His term is scheduled to expire at the Meeting.

        In accordance with the Companies Law, each of the Company’s directors who is standing for reelection at the Meeting has certified to the Company that he meets all the requirements of the Companies Law for the election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his duties as a director of the Company, taking into account the Company’s size and special needs.

        The Company’s Nominating Committee recommended that Mr. Adlersberg be reelected at the Meeting for an additional three year term. The Company’s Board of Directors approved this recommendation. Shareholders are being asked to reelect Mr. Adlersberg to serve for an additional term of three years, expiring at the 2012 Annual General Meeting of Shareholders, or until his successor is elected. Biographical information concerning Mr. Adlersberg follows.

        Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as the Company’s Chairman of the Board and Chief Executive Officer since inception. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of MailVision Ltd. and CTI Squared Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion –Israel Institute of Technology.

        Mr. Tenne is not standing for reelection at the Meeting. Biographical information concerning Mr. Tenne follows for informational purposes only.

        Joseph Tenne has served as one of the Company’s directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. Since January 2006, Mr. Tenne has served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies. Inc. From 2003 to 2004, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company that is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Proposal

        The shareholders are being asked to reelect Shabtai Adlersberg as a Class III director for a term to expire at the 2012 Annual General Meeting of Shareholders, or until his successor is elected. Management knows of no current circumstances that would render Mr. Adlersberg unable to accept nomination or election.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Shabtai Adlersberg to the Board of Directors of the Company to serve as a Class III director for a term to expire at the 2012 Annual General Meeting.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the reelection of Shabtai Adlersberg as a Class III director for a term to expire at the 2012 Annual General Meeting.

PROPOSAL TWO
REELECTION OF DORON NEVO AS AN OUTSIDE DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

        The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. All of the outside directors must serve on the Company’s statutory Audit Committee, and at least one outside director must serve on each committee of the Board of Directors. An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances.

        Doron Nevo, Osnat Ronen and Dr. Eyal Kishon serve as outside directors of the Company. The term of Mr. Nevo is scheduled to expire at the Meeting, the term of Ms. Ronen is scheduled to expire in 2010 and the term of Dr. Kishon is scheduled to expire in 2011.

        Mr. Nevo has served as one of the Company’s outside directors since 2000. The Company’s Nominating Committee has found that Mr. Nevo has all necessary qualifications required under the Companies Law and the requirements of NASDAQ, and recommended that Mr. Nevo be reelected as an outside director at the Meeting for an additional three year term. The Company’s Audit Committee and Board of Directors approved the Nominating Committee’s recommendation and determined that, in light of the expertise and special contribution of Mr. Nevo to the Company’s Board of Directors and board committees, the reelection of Mr. Nevo as an outside director for an additional three year term would be in the Company’s best interests.

        In accordance with the Companies Law, Mr. Nevo has certified to the Company that he meets all the requirements of the Companies Law for election as an outside director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his duties as a director of the Company, taking into account the Company’s size and special needs. Therefore, shareholders are being asked to reelect Mr. Nevo as an outside director for an additional term of three years that will expire in 2012. Biographical information concerning Mr. Nevo follows.

        Doron Nevo has served as one of the Company’s directors since 2000. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical subsystems company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a fax service provider in Israel. He also serves on the board of a number of companies, including Utility Wireless Corp. (a manufacturer of radio frequency sub-systems), Elcom Technologies (manufacturer of Satcom and digital radio synthesizers), Notox, Ltd. (a biotech company), Cellaris, Ltd. (a new materials company), BioCancell, Inc. and Bank Adanim. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

        The terms of Dr. Kishon and Ms. Ronen are scheduled to expire in 2011 and 2010, respectively, and therefore they are not standing for reelection at the Meeting. Biographical information concerning Dr. Kishon and Ms. Ronen follows for informational purposes only.

        Dr. Eyal Kishon has served as one of the Company’s directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. Dr. Kishon serves as a director of Allot Communications Ltd. and Celtro Inc. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion – Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

        Osnat Ronen has served as one of the Company’s directors since December 2007. Ms. Ronen has served as General Partner of Viola Private Equity since January 2008. From, 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group. Prior to this position, she was Deputy Head of the Subsidiaries Division of Leumi Group from 1999 until 2001. Ms. Ronen serves as a director of Leumi Leasing and Investments Ltd., National Consultants (Netconsultant) Ltd., Fox-Wizel Ltd., Paz Oil Company Ltd. and Keshet Broadcasting Ltd. Ms. Ronen received an M.B.A. degree and a BSc degree in mathematics and computer science from the Tel Aviv University.

Proposal

        The shareholders are being asked to reelect Mr. Nevo as an outside director as detailed above. Management knows of no current circumstances that would render Mr. Nevo unable to accept reelection.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Nevo to the Board of Directors of the Company to serve as outside director for an additional term of three years.”

Vote Required

        The reelection of Mr. Nevo requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his election; in addition, the shareholder approval must include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the non-controlling shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the reelection of Doron Nevo as an outside director for an additional term of three years.

PROPOSAL THREE
AUTHORIZATION OF CHAIRMAN OF THE BOARD
TO SERVE AS CHIEF EXECUTIVE OFFICER

Background

        The Companies Law provides that the chairman of the board of a public company cannot also serve as the chief executive officer of the company, unless authorized by such company’s shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder authorization. In December 2006, the shareholders last authorized Mr. Shabtai Adlersberg to continue to serve as Chairman of the Board, President and Chief Executive Officer for up to three years.

        The Company’s Nominating Committee recommended that Mr. Shabtai Adlersberg continue to serve in these capacities for a period not to exceed three years from the date of the Meeting, and the Company’s Board of Directors has approved such recommendation and determined that it is in the best interest of the Company and its shareholders to have Mr. Shabtai Adlersberg continue to serve in each of these capacities.

Proposal

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby authorize Mr. Shabtai Adlersberg to continue to serve as Chairman of the Board, President and Chief Executive Officer of the Company for up to three years following the date of this resolution.”

Vote Required

        Authorization of the Chairman of the Board to serve as the President and Chief Executive Officer of the Company requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal; in addition, the shareholder approval must include at least two-thirds of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the non-controlling shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” approval of the proposal to authorize the Chairman of the Board of the Company to continue to serve as President and Chief Executive Officer for up to an additional three years.

PROPOSAL FOUR
ADOPTION OF NEW EMPLOYMENT AGREEMENT FOR
SHABTAI ADLERSBERG AS CHIEF EXECUTIVE OFFICER

Background

        Mr. Shabtai Adlersberg is the Company’s President and Chief Executive Officer, as well as the Chairman of the Company’s Board of Directors, and has served in such roles since November 1992. As noted in Proposal No. 3 above, the Company is seeking the shareholders’ authorization for Mr. Adlersberg to continue to serve as the Company’s Chairman of the Board of Directors, Chief Executive Officer and President for an additional three year period.

        Mr. Adlersberg’s current employment agreement was originally entered into in May 1999 and has not been amended since then. The Company’s Compensation Committee has reviewed Mr. Adlersberg’s current employment agreement and compared, with the assistance of an external consultant’s recommendations, its terms to those of Chief Executive Officers of comparable public companies, and determined that the terms of Mr. Adlersberg’s employment agreement are less favorable than those provided to CEOs of comparable companies.

        The Company’s Compensation Committee, Audit Committee and Board of Directors have reviewed the new Employment Agreement in the form attached as Annex A to this Proxy Statement, and determined that the execution and delivery of the new Employment Agreement is in the best interests of the Company and its shareholders, and recommended that the Company’s shareholders approve the execution and delivery of the new Employment Agreement with Mr. Adlersberg for his services as Chief Executive Officer of the Company.

Proposal

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby approve the execution and delivery of the new Employment Agreement for Mr. Shabtai Adlersberg as Chief Executive Officer of the Company in the form attached as Annex A to the Proxy Statement.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” approval of the proposal to adopt a new employment agreement for Mr. Shabtai Adlersberg as Chief Executive Officer of the Company.

PROPOSAL FIVE
APPROVAL OF GRANT OF OPTIONS TO PURCHASE ORDINARY
SHARES OF THE COMPANY TO DORON NEVO

Background

        Under the Companies Law and the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000, the compensation of outside directors in securities requires approval of the Audit Committee and Board of Directors, followed by shareholder approval. On November 6, 2009, the Audit Committee and the Board of Directors of the Company approved, subject to shareholder approval and the reelection of Mr. Nevo as an outside director, the grant of options to Doron Nevo to purchase 22,500 Ordinary Shares of the Company, with 7,500 options to vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Mr. Nevo as an outside director of the Company. These options will have an exercise price equal to 100% of the closing price of the Ordinary Shares on the Nasdaq Global Market on the date of the Meeting, and will otherwise be subject to the standard terms of the Company’s option grants to directors.

Proposal

        Shareholders are being asked to approve the grant of options to Doron Nevo, who is nominated for reelection as an outside director of the Company, as detailed above.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that subject to approval of Proposal Two, Mr. Nevo be awarded compensation for service as an outside director in options to purchase Ordinary Shares as follows: an aggregate of 22,500 options to purchase Ordinary Shares, of which 7,500 options shall vest upon the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Mr. Nevo as an outside director of the Company. These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the Nasdaq Global Market on the date of the Meeting, and upon the terms approved by the Company’s Audit Committee and Board of Directors.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the approval of the grant of options to purchase Ordinary Shares to Doron Nevo as compensation for service as an outside director of the Company.

PROPOSAL SIX
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS' COMPENSATION

Background

        The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2009. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

        Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

        Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2009, and to authorize the Company’s Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2009 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2008

        In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2008. The Annual Report on Form 20-F of the Company for the year ended December 31, 2008, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

By Order of the Board of Directors Shabtai Adlersberg Chairman of the Board

Dated: November 11, 2009

ANNEX A

Employment Agreement

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“this Agreement”) is made the ___ day of ____________ 2009 by and between Audiocodes Ltd., Company Number 520044132, of 1 Hayarden St. Airport City Lod, Israel 70151 (the “Company”); and Mr. Shabtai Adlersberg, I.D. No.:
_________, of __________________ (the “Manager”).

WHEREAS:

(A)	The Manager is and has been employed by the Company as the Company’s President and Chief Executive Officer since November, 1992 (the “Date of Commencement of Employment”); and

(B)	The Company and the Manager entered into an employment agreement on May, 27, 1999 (the “Old Employment Agreement”);

(C)	The parties wish to enter into this new employment agreement to be effective on and from the approval of this Agreement by the compensation committees and audit committee of the Board of directors of the Company, the Board of directors of the Company and the shareholders of the Company at a general meeting at which approval of this Agreement will be sought (the “Effective Date”) and which shall cancel and replace any previous agreement signed between the parties, including the Old Employment Agreement;

(D)	The parties agree that there will be continuity between the Manager’s employment by the Company prior to and after the Effective Date, such that for any matter and purpose, the Manager’s seniority at the Company shall be counted as from the Date of Commencement of Employment;

THEREFORE, THE PARTIES HERETO AGREE as follows:

1.	Recitals, Headings and Interpretation

1.1.	The recitals of this Agreement and its appendices constitute an integral part hereof.

1.2.	The headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

2.	Exclusivity of the Agreement

This Agreement is a personal employment agreement and therefore, save as expressly otherwise provided herein:

2.1.	For purposes of this Agreement and with respect to the employment of the Manager by the Company, no terms or provisions of any current or future general or special collective labor agreements and/or arrangements, any custom or practice and/or any other agreements between the Company and its employees, shall apply to this Agreement or to the employment relationship between the Company and the Manager.

2.2.	The Company’s policies and procedures, as in effect from time to time, shall apply to the Manager’s employment with the Company.

3.	The Manager’s Duties and Obligations

3.1.	The Manager shall continue to serve as the Company’s president and chief executive officer and shall report to the Company’s Board of Directors.

3.2.	The Manager shall observe and comply with all resolutions, regulations and directions from time to time provided by the Company’s Board of Directors.

3.3.	The Manager shall use his best endeavors to promote the interests of the Company. The Manager shall devote all of his business and professional time, attention, energy, skill, learning and best efforts to the affairs of the Company. The Manager shall protect the good name of the Company and shall not perform any act that shall bring the Company into disrepute.

3.4.	In the event that the Manager shall discover that he has or might have at some point in the future any direct or indirect personal interest in any of the Company’s business or a conflict of interest with the duties required of him by virtue of his employment with the Company, immediately upon such discovery the Manager shall so inform the Company in writing.

3.5.	The Manager shall not, during the term of this Agreement, engage, directly or indirectly, in rendering services of a business, professional or commercial nature to any other person, firm, or corporation, whether or not such services are rendered for gain, profit or other pecuniary advantage, except for those that may be approved by prior written approval of the Company, and in accordance with the terms of such approval, as applicable. However, nothing in this Agreement shall restrict the Manager from serving as a director with other corporations or expending his personal time on his own personal interest so long as: (i) such activities are consistent with his duties to the Company; (ii) such activities and time commitments do not impair the effective performance of his duties for the Company; (iii) such activities do not, directly or indirectly, compete with the business of the Company or violate his confidentiality obligations;

3.6.	The Manager shall not, directly or indirectly, accept any commission, rebate, discount, or gratuity in cash or in kind, from any person who has or is likely to have a business relationship with the Company.

3.7.	The Manager hereby represents in favor of the Company that no provision of any law, regulation, agreement or other document prohibits him from entering into this Agreement or carrying out the duties set out herein without restriction.

3.8.	Except if required to do so by any securities law or regulations of any exchange on which the Company’s shares are traded, the Manager and the Company undertake to keep the contents of this Agreement confidential and not to disclose the existence or contents of this Agreement to any third party without the prior written consent of the parties.

3.9.	The Manager hereby represents in favor of the Company that he is aware that his employment under this Agreement shall require travel and stay outside Israel, and that he agrees to such travel and stay as shall be necessary in order to fulfill his duties hereunder.

Flights and accommodation arrangements as well as expenses and reimbursements arising during business travel abroad shall be in accordance with the Company’s policies and procedures for senior executives, as shall be in effect from time to time.

4.	Compensation

4.1.	The Manager shall be entitled to a gross monthly salary equal to the higher of NIS100,000 and USD25,000 (according to the USD exchange rate at the date of the salary payment / preparation) (the “Salary”) .

The Manager’s Salary will be reviewed once a year prior to the 15th of February of each calendar year in accordance with the Company’s standard compensation review process.

The Salary for each month shall be payable in arrears within nine (9) calendar days of the first day of the following calendar month.

4.2.	It is hereby clarified that the Manager’s entitlement to any social benefit according to this Agreement and under any law, including but not limited to the Company’s contributions to the Policy (as defined below) and the Manager’s entitlement to severance pay, if any, shall be calculated solely based on the Salary, as defined in Section 4.1 above, and no other payment, right or benefit to which the Manager is entitled under this Agreement or by law shall be taken into account in such calculation.

5.	Benefits and Social Conditions

5.1.	Equity Grants

5.1.1.	Subject to the receipt of any and all approvals required pursuant to any applicable law and the rules and regulations of any stock exchange on which the Company’s Ordinary Shares are traded, the Manager shall receive each year an annual grant of options and an annual grant of restricted share units, in the amount and in accordance with the terms set forth in Annexes A and B hereto (the “Equity Grants”).

5.1.2	Equity Grants shall only be made if on the applicable grant date the Manager continues to be an active executive of the Company;

5.1.3.	In the event of any inconsistency or conflict between the provisions of this Agreement and any Equity Incentive Plan of the Company or any equity agreement or any other agreement with respect to Equity Grants, the provisions of the Equity Incentive Plan shall prevail and govern.

5.2.	Change of Control

(a)	In the event of a Change of Control, all Equity Grants to the Manager under any Equity Incentive Plan (including all grants to the Manager under the Company’s previous Equity Incentive Plan) and all grants thereafter under any Equity Incentive Plan shall be accelerated and will become fully vested and exercisable, even if their vesting period has not been completed.

(b)	For all purposes under this Agreement “Change of Control” shall mean: (i) a merger or consolidation of the Company with or into another corporation; (ii) the sale or other irrevocable disposition of all or substantially all the assets of the Company to any corporation or entity; or (iii) a transaction or the last of a series of transactions as a result of which the current stockholders drop the majority of the voting power or transfer more than 50% of the number of shares of the Company held by such stockholders immediately prior to the consummation of such transaction or the first transaction of a series of transactions; or (iii) a material adverse change of the Manager’s authorities and/or Manager’s employment terms occur.

5.3.	Company Car

5.3.1.	The Company shall make available to the Manager a Company car from class 7 (worth of a value not to exceed NIS500,000) (the “Car”), for his use.

5.3.2.	At the end of each four year period counted from the date on which the Manager initially received the Car, the Manager shall receive a new car pursuant to the terms described above. All maintenance and usage expenses shall be paid by the Company. Notwithstanding the aforesaid, the Manager shall bear liability for any parking fines, traffic fines and fees levied by various authorities in respect of the period the Company car is available to him. The Company shall bear any and all income tax liability applicable to the Manager’s use of the car.

5.3.3.	The Manager undertakes to use and maintain the car in accordance with the provisions as set out in the Company Car Policy.

5.3.4.	Immediately upon termination of the Manager’s employment with the Company for any reason whatsoever, the Manager shall return possession of the car, together with all keys thereto, to the Company.

5.3.5.	In lieu of the Car being replaced as detailed in Section 5.3.1 above the Manager at any time shall be entitled to replace his entitlement to a Company car with car expenses reimbursement, according to which the Company shall reimburse the Manager for all car expenses in the amount of up to NIS 15,000 per month (the “Car Expenses”). The Company shall gross up the tax liability arising from the Car Expenses. The Car Expenses shall not be considered part of the Salary for all intents and purposes, including with respect to payment of social benefits, including severance pay (if paid), and will replace any entitlement under applicable law for travel expenses.

5.4.	Expense Reimbursement

The Company will reimburse the Manager for any documented, out-of-pocket expenses from time to time properly incurred by the Manager in connection with his employment by the Company and approved in advance by the management of the Company in its sole and absolute discretion.

5.5.	Vacation

The Manager shall be entitled to 25 Business Days paid vacation in each calendar year.

Vacation days may be carried forward from one calendar year to the next to the extent permitted by law, provided that the Manager shall not be entitled to accumulate more than 50 days of vacation at any time. Any accrued days exceeding such limit, shall be redeemed at any time upon the parties convenience.

The dates in which the Manager shall take his leave shall be coordinated with the Company.

For purposes of this Section 5.5, a “Business Day” shall mean any Sunday through Thursday during which the Company is open for business.

5.6.	Sick Leave

The Manager shall be entitled to sick leave according to law and the Company’s policy as in effect from time to time. The Manager shall not be entitled to any compensation with respect to unused sick leave.

5.7.	Recuperation Pay

The Manager shall be entitled to 10 days of paid Recuperation Pay according to the tariff determined under the law .

5.8.	Other Benefits

5.8.1.	The Manager shall continue to make use of the Company’s cellular telephone in his possession on the Effective Date, with all maintenance and usage expenses paid by the Company. The Company shall bear any and all income tax liability applicable to the Manager’s use of the cellular telephone.

5.8.2.	The Company shall reimburse the Manager’s documented expenses with respect to a telephone line placed in his private residence.

5.8.3.	The Manager shall be entitled to an annual medical check up.

5.8.4.	The Company shall reimburse the Manager’s documented expenses with respect to private medical insurance for him and his immediate family, but in any event such reimbursement shall not exceed an amount of 7,500 NIS per year.

The benefits provided under this Section 5, shall be executed in accordance with the Company’s policies and procedures for senior executives, as in effect from time to time.

5.9.	Severance Pay and Manager’s Insurance Fund

5.9.1.	The Company shall pay the following sums of the Salary towards the Manager’s Manager’s Insurance Policy and Pension Fund (the “Pension Arrangement”), in accordance with the Company’s policies as in effect from time to time: 5% will be paid on account of pension component; 8.33% will be paid on account of severance pay. In addition the Company shall continue to make provision for the loss of earning capacity component in an amount of up to 2.5% of the Salary.

The Company shall deduct 5% of the Salary to be paid on behalf of the Manager towards the Pension Arrangement.

5.9.2.	Payments by the Company towards the Pension Arrangement under this Section shall be on account of any statutory obligation to pay severance pay.

5.9.3.	The Company undertakes to transfer the Pension Arrangement to the Manager upon termination of his employment with the Company, whether terminated by the Company or the Manager for any reason whatsoever.

5.10.	Further Education Fund Contributions

5.10.1.	The Company shall pay a sum equal to 7.5% of the Manager’s Salary, and shall deduct 2.5% from the Manager’s Salary, to be paid on behalf of the Manager toward a further education fund as recognized by the Income Tax Authorities. Use of these funds shall be in accordance with the by-laws of the fund.

5.11.	Missing Contributions for Manager’s Insurance Fund and Further Education Fund

5.11.1.	Each of the Company and the Manager acknowledges and agrees that during the term of the Manager’s employment with the Company, the Company did not fully contribute and deduct all amounts required to be contributed to cover the Manager’s (i) severance pay benefits, (ii) pension benefits (tagmulim) and (iii) continuing professional education fund (keren hishtalmut), pursuant to the terms and conditions of the Old Employment Agreement and the other employment agreements that were in effect during the term of the Manager’s employment with the Company (such missing contributions and deductions are referred to herein as the “Missing Contributions”). The Company and the Manager agree that the Company shall, no later than December 31, 2010, contribute and/or deduct and forward on behalf of the Manager to the Manager’s management Insurance Policy, Pension Fund and Professional Education Fund, or to the Manager amounts equal to the Missing Contributions in accordance with the terms and conditions set forth in the Old Employment Agreement and in the other employment agreements that were in effect during the term of the Manager’s employment with the Company, including any applicable interest or income such Missing Contributions should have accumulated.

6.	Annual Bonus

6.1.	In addition to the Salary and all other consideration, payments and social benefits provided to the Manager pursuant to this Agreement, the Manager shall be eligible to receive from the Company each year an annual bonus (the “Annual Bonus”), subject to the Company’s achievement of the revenues and non-GAAP operating income targets established by the Board of Directors with respect to each calendar year (each, an “Applicable Year”) prior to each Applicable Year.

6.2.	The Annual Bonus shall be based on two aggregate components: (i) a Revenue Target bonus component and (ii) a Non-GAAP Operating Income Target bonus component. However, notwithstanding anything to the contrary, if the Company generates an operating loss on a non-GAAP basis in any Applicable Year (and the target annual operating income on a non-GAAP basis for such Applicable Year (as approved by the Board of Directors prior to the Applicable Year) was greater than zero), the Manager shall not be entitled to any Annual Bonus with respect to such Applicable Year.

6.3.	The “Revenue Target” bonus component shall be calculated based on the Revenue Performance Rate as set forth in the table below. The “Revenue Performance Rate” shall be determined by dividing (i) the Company’s actual annual revenues for the Applicable Year (as approved by the Board of Directors and publicly announced by the Company) by (ii) the target annual revenues for the Applicable Year (as approved by the Board of Directors prior to the Applicable Year):

Revenue Performance Rate	Annual Revenue Target Bonus as Percentage of Annual Salary
80%-100% (inclusive)	25%-35% (respectively)
100%-120% (inclusive)	35%-50% (respectively)
120%-130% (inclusive)	50%-60% (respectively)
Above 130%	No additional bonus

6.4.	The “Non-GAAP Operating Income Target” bonus component shall be calculated based on the Non-GAAP Operating Income Performance Rate as set forth in the table below. The “Non-GAAP Operating Income Performance Rate” shall be determined by dividing (i) the Company’s actual annual operating income on a non-GAAP basis for the Applicable Year (as approved by the Board of Directors and publicly announced by the Company) by (ii) the target annual operating income on a non-GAAP basis for the Applicable Year (as approved by the Board of Directors prior to the Applicable Year); provided, however, that the parameter to be used in calculating the Company’s actual annual operating income on a non-GAAP basis in an Applicable Year shall be the same parameters used by the Board of Directors in establishing the target annual operating income on a non-GAAP basis with respect to such Applicable Year:

Non-GAAP Operating Income Performance Rate	Annual Non-GAAP Operating Income Target Bonus as Percentage of Annual Salary
80%-100% (inclusive)	25%-35% (respectively)
100%-120% (inclusive)	35%-50% (respectively)
120%-130% (inclusive)	50%-60% (respectively)
Above 130%	No additional bonus

In the event the Company ceases at any time to publicly disclose operating income results on a non-GAAP basis, the “Non-GAAP Operating Income Target” bonus component described above shall be calculated from such date forward based on the comparison of the actual annual operating income (loss) on a GAAP basis to the target annual operating income on a GAAP basis (as approved by the Board of Directors).

6.5.	The Annual Bonus shall be calculated each year by the Company’s Chief Financial Officer (or such other executive officer as shall be determined by the Board) following the approval of the Company’s unaudited annual consolidated financial statement by the Board of Directors, and the public announcement of such unaudited financial results. To the extent the Manager is entitled to an Annual Bonus in any Applicable Year, the Company shall promptly pay such Annual Bonus immediately following the calculation of the Annual Bonus by the Company’s Chief financial Officer, as described in this Section 6.5.

6.6.	In the event the Manager’s employment is terminated by the Company other than for Cause (as defined below) during an Applicable Year, subject to the Company achieving the bonus targets described above, the Manager shall be entitled to payment of his Annual Bonus for the Applicable Year during which the termination of his employment occurred. In such event, the Annual Bonus shall be paid to the Manager within 45 days from the date the Board of Directors approves the Company’s annual audited consolidated financial statements for the Applicable Year notwithstanding that the Manager is not employed by the Company on such date of payment.

6.7.	For the avoidance of any doubt, it is hereby clarified that the Annual Bonus, if and when paid, shall not constitute part of the Manager’s Salary for any reason or purpose, including, without limitation, for the purpose of calculating the amount to which the Manager shall be entitled as severance pay, if and to the extent he shall be entitled to severance pay by any applicable law or under this Agreement or any other agreement.

7.	Confidentiality, Non-Competition, Non-Solicitation, and Intellectual Property Undertaking

Upon signing this Agreement, the Manager shall sign a Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Undertaking in the form attached to this Agreement as Appendix A, which constitutes as integral part hereof.

8.	Term and Termination

8.1.	The Manager shall be employed by the Company according to this Agreement from the Effective Date until the termination of this Agreement by either party according to this Section 8 (the “Term”). The date of termination shall be the last effective date of employment.

8.2.	The Company and the Manager shall be entitled to terminate this Agreement for any reason by giving twelve (12) months’ prior written notice of termination to the other party (“Prior Notice”).

8.3.	During the Prior Notice period, the Manager shall be entitled to any and all Salary payments and all social benefits and all other benefits hereunder (including the Company’s Car), even if the Company waives the Employee’s employment during the Prior Notice period.

8.4.	In the event that the Manager’s employment is terminated (i) by the Company (other than for Cause, as defined below) or (ii) by the Manager, the Company may, in its discretion, waive the Manager’s services during the period of the Prior Notice, or any part thereof, by giving the Manager notice together with a lump-sum payment in lieu of notice, which payment shall be equal to the Salary and all other benefits to which the Manager is entitled pursuant to this Agreement for the period of the Prior Notice or any part thereof, as applicable, (“Payment in Lieu of Notice”).

8.5.	Notwithstanding the aforesaid in Sections 8.2-8.4 above, the Company shall be entitled to terminate this Agreement forthwith, without Prior Notice and without Payment in Lieu of Notice in the event of termination for Cause.

For all purposes under this Agreement “Cause” shall mean: The Manager’s performance of any act that entitles the Company legally to dismiss him without paying him severance pay under Israeli law in connection with such dismissal;

8.6.	Notwithstanding anything to the contrary contained herein, in the event that the Manager’s employment is terminated within twelve (12) months following the date of a Change of Control (as defined on section 5.2), by either party and for any reason other than termination for Cause, the Manager shall be entitled to the following (in addition to any right and payment to which the Manager is entitled according to Section 8.2) :

The Manager shall be entitled to receive any and all Salary, payments including Annual Bonuses and social benefits and all other benefits hereunder (including the Company’s Car) for a period of twelve (12) months beginning on the date of the end of the Notice Period determined under Section 8.2 below (total 24 months).

8.7.	The Manager hereby undertakes in favor of the Company that, unless instructed otherwise by the Company, prior to termination of this Employment Agreement for any reason, he shall train his successor and provide him/her with sufficient and appropriate explanations of all information and knowledge required to enable such successor to perform the duties in a manner similar to the manner by which the Manager performed such duties.

8.8.	In the event that the employment of the Manager is terminated for any reason, the Manager shall immediately return all documents, information, reports, possessions or other assets belonging to the Company.

9.	D&O Insurance

During the term of this Agreement, the Company shall maintain a Director’s and Officer’s liability insurance policy covering the Manager in the same amount and to the same extent, if any, as the Company covers the Company’s other officers and directors.

10.	General

10.1.	All payments and benefits payable hereunder or granted hereby are set out in gross amounts and shall be subject to the withholding of all applicable taxes and deductions required by any applicable law.

10.2.	Any notice, request, consent or other communication, required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or sent by registered or certified mail to a party at the address stated above or such other address as the party may from time to time designate by written notice to the other.

All communications delivered in person or by courier service shall be deemed to have been given upon delivery, those given by facsimile transmission shall be deemed given on the business day following transmission with confirmed answer back, and all notices and other communications sent by registered mail (or air mail if the posting is international) shall be deemed given 72 hours after posting.

10.3.	The Company shall be entitled to set-off any amount owed to the Company by the Manager from any amount owed by the Company to the Manager under the terms and provisions of this Agreement or from any other source whatsoever.

10.4.	The rights of a party may be waived by such party only in writing and specifically; the conduct of any one of the parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or as a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or as an amendment hereto. A waiver by a party in respect of a breach by the other party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.

No delay or omission to exercise any right, power, or remedy accruing to any party hereto upon any breach or default by the other under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

10.5.	This Agreement may be amended or modified only by a written document executed by an authorized signatory on behalf of the Company and the Manager.

10.6.	This Agreement (together with the recitals, schedules, appendices, annexes and exhibits attached hereto) contains the entire understanding of the Company and the Manager with respect to the employment by the Company of the Manager and all prior negotiations, discussions, agreements, letters, commitments and understandings (whether written or oral) between them with respect thereto, including the Old Employment Agreement, not expressly contained herein shall be null and void in their entirety, effective immediately with no further action required.

10.7.	The provisions of this Agreement shall, where possible, be interpreted in a manner necessary to sustain their legality and enforceability, and for that purpose the provisions of this Agreement shall be read as if they cover only the specific situation to which they are being applied. The unenforceability of any provisions of this Agreement in a specific situation shall not affect the enforceability of that provision in any other situation or of other provisions of this Agreement.

10.8.	Nothing in this Agreement shall create or confer upon any person or entity, other than the parties hereto or their respective successors and permitted assignees, any rights, remedies, obligations or liabilities, except as expressly provided herein.

10.9.	A form regarding Notification of a Change in Employment Conditions pursuant to the Notice to the Manager Law (Employment Conditions) 5762-2002, is attached hereto, as Appendix B.

10.10.	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first above written.

AUDIOCODES LTD. —————————————————— Name: Title: Date: _____________________________	MANAGER —————————————————— Date: _____________________________

Annex A

Stock Options

Options:	Annual Grant - Options to purchase Ordinary Shares, nominal value NIS 0.01 per share ("Ordinary Shares"), of the Company (representing 0.30% of the Company's issued and outstanding share capital on each Grant Date (as specified below)).

Grant Date:	First Annual Grant - The date of the Company's 2009 Annual Shareholders Meeting (or such later date on which all required approvals are obtained).

Subsequent Annual Grants - The anniversary dates of the grant date of the First Annual Grant (or such later dates on which all required approvals are obtained), subject to the Manager being employed by the Company on such Subsequent Annual Grant date.

Exercise Price:	100% of the closing price of the Ordinary Shares on the NASDAQ Global Market on the applicable grant date of the First Annual Grant and the Subsequent Annual Grants.

Vesting Schedule:	Four year vesting schedule, with 6.25% of each grant vesting each quarter, on the first, second, third and fourth anniversary of the applicable grant date.

The vesting of the options shall be accelerated upon a Change of Control (as defined in the Employment Agreement).

Equity Incentive Plan:	AudioCodes Ltd. 2008 Equity Incentive Plan (or such other equity incentive plan of Company as shall be adopted from time to time).

ITA Treatment:	Grants pursuant to Section 3(i) of the Israel Income Tax Ordinance (New Version), 1961.

Expiration Date:	Seven years from the applicable grant date.

Other Terms:	The other terms and conditions set forth in the aforesaid equity incentive plan shall apply, subject to the provisions of this Employment Agreement, including its Annexes.

Annex B

Restricted Share Units

Restricted Share Units:	Annual Grant - Restricted share units entitling the holder to receive Ordinary Shares (representing 0.1% of the Company's issued and outstanding share capital on each Grant Date (as specified below)).

Grant Date:	First Annual Grant - The date of the Company's 2009 Annual Shareholders Meeting (or such later date on which all required approvals are obtained).

Subsequent Annual Grants - The anniversary dates of the grant date of the First Annual Grant (or such later dates on which all required approvals are obtained), subject to the Manager being employed by the Company on such Subsequent Annual Grant date.

Exercise Price:	NIS 0.01.

Vesting Schedule:	Four year vesting schedule, with 6.25% of each grant vesting each quarter, on the first, second, third and fourth anniversary of the applicable grant date.

The vesting of the restricted share units shall be accelerated upon a Change of Control (as defined in the Employment Agreement).

Equity Incentive Plan:	AudioCodes Ltd. 2008 Equity Incentive Plan (or such other equity incentive plan of Company as shall be adopted from time to time).

ITA Treatment:	Grants pursuant to Section 3(i) of the Israel Income Tax Ordinance (New Version), 1961.

Expiration Date:	N/A.

Other Terms:	The other terms and conditions set forth in the aforesaid equity incentive plan shall apply, subject to the provisions of this Employment Agreement, including its Annexes.

Appendix A

Non-Solicitation, Non-Competition and Confidentiality and Intellectual Property
Undertaking

The Manager acknowledges that in the course of his employment with the Company he will become familiar with the Company’s trade secrets and with other confidential information concerning the Company, and that his services are of particular and special value to the Company. Therefore, the Company and the Manager mutually agree that it is in the best interest of both parties for the Manager to enter into the restrictive covenants set forth in this Appendix and that such restrictions and covenants are reasonable given the nature of the Manager’s duties and the nature of the Company’s business.

For the purposes of this Appendix:

“Termination Date” shall mean the date of the termination of the Manager’s employment for any reason;

“Person” shall mean an individual, firm, company or other entity;

“Group Company” shall mean the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company;

“Relevant Period” shall mean, for the application of the covenants during the employment term, the immediately preceding twelve (12) months, and, for the application of the covenants following the termination of employment, twelve (12) months prior to the Termination Date;

Each of the covenants under Sections 1 through 3 shall extend to direct or indirect action, whether on the Manager’s own behalf or on behalf of, or in conjunction with, any other Person.

1.	Non-Solicitation and Non-Dealing with Clients/Customers

During the employment term and for the period of twelve (6) months following the Termination Date, the Manager shall not, whether directly or indirectly, unless specifically agreed to in writing by the Company, (i) solicit or attempt to solicit, induce or attempt to induce, any Person who is, or was, in the Relevant Period, a client/customer of the Company or any Group Company with whom the Manager had business dealings during the course of his employment in that Relevant Period, to cease his, her or its relationship with the Company, or interfere in any way with the relationship between the Company and such Person respectively thereof, and/or (ii) have any business dealings with such Person respectively thereof.

2.	Non-Solicitation of Employees

During the employment term and for the period of twelve (12) months following the Termination Date, the Manager shall not, whether directly or indirectly, unless specifically agreed to in writing by the Company, (i) solicit or attempt to solicit for employment (for the benefit of any Person) or otherwise contract or seek to contract for the services of, any individual who is, at the Termination Date, employed or engaged by the Company or any Group Company as a senior Manager or with whom the Manager had business dealings during the course of his employment in the Relevant Period, or (ii) induce or entice or attempt to induce or entice such individual respectively thereof to leave the employ of the Company or any Group Company.

3.	Non-Competition

During the employment term and for the period of twelve (12) months following the Termination Date, the Manager shall not, whether directly or indirectly, unless specifically agreed to in writing by the Company, carry on, set up, own, manage, control or operate, be employed, engaged or interested in a business, anywhere in the world, which is or is about to be in competition with the business of the Company or of any Group Company as at the Termination Date with which the Manager was actively involved during the Relevant Period. The provisions of this Section 3 shall not, at any time following the Termination Date, prevent the Manager from holding shares or other capital not amounting to more than 3% of the total issued share capital of any company whether listed on a recognised stock exchange or not and, in addition, shall not prohibit the seeking or doing of business not in direct or indirect competition with the business of the Company or any Group Company.

4.	Confidentiality

The Manager shall not at any time (whether during the employment term or thereafter) disclose, publish, use or communicate to any person outside the Company any information relating to the Company’s Confidential Information (as defined herein) and which the Manager shall come to know or have received or obtained at any time (before or after this Agreement) by reason of, or in connection with, his employment with the Company. These restrictions are without prejudice to any other duties of confidentiality owed to the Company, whether express or implied, and are to survive the termination of the Manager’s employment. Notwithstanding the foregoing, the restrictions in this Section 4 shall not apply to information which legitimately comes into the public domain otherwise than as a result of breach of this Section 4, or information which the Manager is authorized to disclose by the Company or is required to disclose by law.

“Confidential Information” is defined as all information which may be imparted in confidence or is of a confidential nature relating to the business or prospective business, current or projected plans or internal affairs of the Company and includes, in particular but not limited to, all know-how, marketing information, trade secrets, internet technology, customer and client identification, formulae, intellectual property, financial and market position and other commercial, financial, technical and/or client information (in whatever form) relating to the business or prospective business of the Company or any Group Company or to any customer, member or potential member or supplier, licensee, officer or Manager of the Company or to any person interested in the share capital of the Company.

5.	Intellectual Property

The Manager shall promptly inform and disclose in writing to the Company, all inventions, original works of authorship, developments, know-how, trade secrets, designs, improvements, business plans, patents, modifications, software programs, algorithms, documentation, formulae, techniques, ideas, technologies, methods of work, processes, research data, discoveries and all analogous rights, or any interest therein (whether or not patentable), which the Manager solely or jointly invents, creates, makes, conceives or develops, during the employment term (before and after the Effective Date) (“Inventions”).

The Manager confirms that all Inventions, and any and all right, interest and title therein, shall be the exclusive property of the Company, and the Manager shall not be entitled to, and the Manager hereby waives now and/or in the future, any claim to any right, title, interest, compensation or reward in connection therewith.

In the event that, by operation of law or otherwise, any Invention shall be deemed to belong to the Manager, the Manager hereby undertakes to assign, and does hereby assign, and shall now and in the future take all the requisite steps (including by way of illustration only, signing all appropriate documents) to assign to the Company or its designee, any and all of the foregoing right, title and interest, on a worldwide basis, and hereby acknowledges, and shall in the future acknowledge, the Company’s exclusive ownership in all such Inventions, and the Manager hereby waives, and shall waive, any claim of right, title or interest therein. To the extent necessary, the Manager shall, execute all documents and take all steps necessary to effectuate the assignment of his or her right, title and interest in an Invention as aforesaid to the Company or its designee, and to assist the Company to obtain the exclusive right, title and interest in and to all Inventions in accordance with this Sections 5, whether by way of registration of patent, trade mark, trade secret, copyright, or any other applicable legal right or protection, and to protect same against infringement or misappropriation. Without derogating from any of the foregoing, the Manager hereby acknowledges that certain actions relating to the Inventions of the Company, including without limitation, to any of the Company’s patents or inventions, may require the Manager’s consent or the execution of certain documents by the Manager. The Manager hereby undertakes to provide any such consent, to execute all such documents, and to take all steps necessary to effectuate any legal action requested by the Company with respect to the foregoing.

Without limiting any of the above, the Manager shall assist, upon request, in locating physical evidence, whether in writing or otherwise, concerning the invention, creation, conception, development, or making of an Invention, providing to the extent possible relevant information not reduced to a physical form, and giving testimony in any proceeding in which any of the Manager’s Inventions or any application therefore, may be involved, provided that if the Manager is no longer employed by the Company, reasonable compensation shall be paid to the Manager for providing such services. Notwithstanding the foregoing, no obligation is imposed on the Company to remunerate the Manager at a higher rate for the giving of testimony than the rate established by law for the compensation of witnesses in the court or tribunal where the testimony is taken. To the extent feasible, the Company will use its best efforts to request such assistance at reasonable times and places.

The provisions of this Section 5 shall survive the termination of the Manager’s employment and shall remain in full force and effect at all times thereafter.

6.	Affirmation of Conduct

The Manager warrants that as at the Effective Date, the Manager has not taken any action or been responsible for any omission in contradiction with or in violation of the non-solicitation, non-competition, confidentiality and intellectual property undertakings included in this Appendix “A”.

EXECUTED by __________________________

By: ________________________________________

Title: ________________________________________

Appendix B

Notice of Change in Terms of Employment

To:

Name:

ID No.:

Address:

From:

Name of Employer:

Type of Legal Entity:

ID / Company No:

Address:

In accordance with Section 3 of the Notice to Employees (Terms of Employment) Law 5762 –2002, we hereby give you notice of a change in the terms of your employment as follows:

Term being changed                               Change

The changes will be effective as of:

Nothing in this notice shall derogate from any right of the Manager pursuant to any law, extension order, collective agreement or employment contract.

—————————————— Signature of Employer	—————————————— Date